SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Jabil Circuit, Inc.

____________________

(Name of Issuer)

Common Stock

________________________

(Title of Class of Securities)

466313-10-3

____________________________

(CUSIP Number)

December 31, 2006

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

CUSIP NO.  466313-10-3                                                                        Page 2 of 5

NAME OF REPORTING PERSON William D. Morean I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,490,356 (includes 179,000 options exercisable within 60 days of the calendar year end)
	6	SHARED VOTING POWER 11,741,802**
7

SOLE DISPOSITIVE POWER

 4,477,231

(includes 179,000 options exercisable within 60 days of the  calendar year end and excludes 13,125 shares of restricted stock over which Mr. Morean has sole voting power, but not dispositive power)

	8	SHARED DISPOSITIVE POWER 11,741,802**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,232,158** (includes 179,000 options exercisable within 60 days of the calendar year end)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Does not include 15,912 shares held by Mr. Morean's spouse [X ] over which Mr. Morean disclaims beneficial ownership
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

**Includes 198,900 shares held by the Eagle's Wing Foundation, Inc., a private charitable foundation of which Mr. Morean is a director and as such may be deemed to have shared voting and dispositive power over the shares held by the Foundation.

CUSIP NO.  466313-10-3                                                                Page 3 of 5

Item 1.    (a)           Name of Issuer:     Jabil Circuit, Inc.

Item 1.    (b)           Address of Issuer's Principal Executive Offices:

                                               10560 Dr. Martin Luther King, Jr. Street North

                                               St. Petersburg, Florida  33716

Item 2.    (a)           Name of Person Filing:

            William D. Morean  ("Morean")

Item 2.    (b)           Address of Principal Business Office or if None, Residence:

                                 10560 Dr. Martin Luther King, Jr. Street North

                                  St. Petersburg, Florida  33716

Item 2.    (c)           Citizenship:

                   United States of America

Item 2.    (d)      Title of Class of Securities:    Common Stock

Item 2.    (e)           Cusip Number:    466313-10-3

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):    N/A

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):

                                   16,232,158

CUSIP NO.  466313-10-3                                                       Page 4 of 5

                (b)           Percent of Class:

                                8%

                (c)           Number of shares as to which such person has:

                             See Items 5-8 on page two of this Schedule 13G amendment.

    Morean is a member of the Management Committee created under the William E. Morean Residual Trust and as such Morean is deemed to share beneficial ownership with Audrey Petersen (the other member of the management committee) of 11,542,902 shares held by such trust.

    Morean  is a director of Eagle's Wing Foundation, a private charitable foundation,  and as such may be deemed to share with the other board members  of the foundation beneficial ownership of the 198,900 shares held by such foundation.

    Morean Management Company ("MMCo") is the sole general partner of Cheyenne Holdings Limited Partnership ("Cheyenne") and is owned and controlled by Morean individually and as the trustee of MMCo's sole shareholder, the William D. Morean Living Trust. As a result of these facts, Morean is deemed to be the beneficial owner of the 4,268,908 shares held of record by Cheyenne.

Item 5.    Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ] n/a

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

    Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean shares with Audrey Petersen (the other member of the management committee) the power to direct the receipt of dividends from, or proceeds from the sale of the 11,542,902 shares held by such trust.

     Morean is a director of the Eagle's Wing Foundation, a private charitable foundation and as such may be deemed to share with the other board members of the foundation, the power to direct the receipt of dividends from, or proceeds from the sale of, the 198,900 shares held by the foundation.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:   N/A

Item 8.    Identification and Classification of Members of the Group:    N/A

Item 9.    Notice of Dissolution of Group:      N/A

CUSIP NO.  466313-10-3                                                                Page 5 of 5

Item. 10. Certification (see Rule 13d-1(b) and (c)):   N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February     12 , 2007

                                       /s/ William D. Morean

                                      __________________
                                       William D. Morean